UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-24786
CUSIP NUMBER 045327103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aspen Technology, Inc.
Full Name of Registrant

Former Name if Applicable

Ten Canal Park
Address of Principal Executive Office (Street and Number)

Cambridge, MA 02141
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As previously reported in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2004, the audit committee of our board of directors has undertaken a detailed review of the accounting treatment of certain software license and service agreement transactions we entered into with certain alliance partners and other customers during the fiscal years ended June 30, 2000, 2001 and 2002.

Prior to October 28, 2004, we had commenced the work necessary to prepare our financial statements and the related Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.  In connection with the review being conducted by the audit committee, we and the audit committee are reassessing the time periods in which revenue was recognized for these and other transactions and whether any of such transactions has prior or current material financial statement impact.  This process is a significant undertaking that is consuming substantial time and resources of the audit committee and a number of our officers and other employees.  Because of the additional time and resources required to complete this process, we are unable to complete by the prescribed due date our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 without unreasonable effort or expense.  We will make every effort to file the Form 10-Q by November 15, 2004.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen J. Doyle, General Counsel	(617)	949-1000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 27, 2004 we issued a press release entitled “Aspen Technology Announces Audit Committee Investigation of Accounting for Transactions in Fiscal Years 2000-2002.”  A copy of the press release is attached.

Because the process described in the press release has not been completed, we cannot provide a reasonable estimate of the amount, nature or extent of any change to the Company’s consolidated financial statements.

Furthermore, we are unable to complete the preparation and review of the consolidated financial statements to be included in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

Aspen Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2004	By	/s/ Charles F. Kane
Charles F. Kane
Senior Vice President – Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Aspen Technology Announces Audit Committee Investigation
of Accounting for Transactions in Fiscal Years 2000-2002

Cambridge, Mass – October 27, 2004 –Aspen Technology, Inc. today announced that its Audit Committee has undertaken a detailed review of the accounting for certain software license and service agreement transactions entered into with certain alliance partners and other customers during fiscal years 2000-2002. The Committee is reassessing the time periods in which revenue was recognized for these transactions and whether any of these transactions have prior or current material financial statement impact. Revenue, earnings, assets or liabilities previously reported could increase, decrease or remain unchanged in those periods as a result of this reassessment. The Audit Committee has notified the Company’s current auditor, Deloitte & Touche LLP, and has engaged its own financial and legal advisors to assist it with its investigation.

Based on its preliminary review to date, the Audit Committee believes that one software license transaction in fiscal third quarter 2000 and two transactions in fiscal second quarter 2001 were included in AspenTech’s results for such periods without reflecting the impacts of associated arrangements between AspenTech and those customers, which may require revised accounting treatment.

The Committee has also identified a potential contingency associated with a fourth transaction recorded in the fourth fiscal quarter of 2001 which was not reflected in prior accounting, which may require revised accounting treatment.

Cautioning that its work is in its early stages, the Audit Committee presently expects that revised accounting for the foregoing transactions alone would not have a material impact on current revenues and earnings. However, the Audit Committee is vigorously reviewing these and other transactions, and there can be no assurance that its present expectation will not change. Other transactions are under continuing review which could significantly alter the scope of these preliminary views.

The Committee’s preliminary assessment contains forward looking statements of presently expected accounting impacts which impacts will be subject to reassessment until completion of the Committee’s review. Because the investigation is ongoing and because the scope of its work is evolving, the Committee may have further assessments of these and any other transactions it reviews, as well as of associated Company controls and practices. Consequently, actual results of the Committee’s review may vary materially from this preliminary assessment.

The Audit Committee does not expect to provide further updates of its work until completion of its review. At this time, the Audit Committee is unable to provide an anticipated date for completion of its review.

While the Company has previously announced its preliminary results for the recently completed quarter, in light of these developments, the Company is unable to release its financial results for the first quarter of fiscal year 2005 at this time.

About AspenTech

Aspen Technology, Inc. provides industry-leading software and implementation services that enable process companies to use simulation models to increase efficiency and profitability. aspenONE, a new generation of software solutions from AspenTech, represents a major step forward in helping process manufacturers achieve their strategic operational excellence initiatives. The first comprehensive offering to address the demands of the Enterprise Operations Management (EOM) market, aspenONE provides companies with integrated systems that enable them to manage and optimize their operational performance. Over 1,500 leading companies already rely on AspenTech’s software, including Aventis, Bayer, BASF, BP, ChevronTexaco, Dow Chemical, DuPont, ExxonMobil, Fluor, GlaxoSmithKline, Shell, and Total. For more information, visit www.aspentech.com.

This press release contains forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For this purpose, any statement using the term “will,” “should,” “could,” “anticipates,” “believes” or a comparable term is a forward-looking statement. Actual results may vary significantly from AspenTech’s expectations based on a number of risks and uncertainties, including: AspenTech’s lengthy sales cycle which makes it difficult to predict quarterly operating results;  the FTC proceeding challenging AspenTech’s acquisition of Hyprotech; fluctuations in AspenTech’s quarterly operating results; AspenTech’s dependence on customers in the cyclical chemicals, petrochemicals and petroleum industries; AspenTech’s ability to raise additional capital as required; AspenTech’s ability to integrate the operations of acquired companies; intense competition; AspenTech’s need to develop and market products successfully; reliance on relationships with strategic partners; and other risk factors described from time to time in AspenTech’s periodic reports and registration statements filed with the Securities and Exchange Commission. AspenTech cannot guarantee any future results, levels of activity, performance, or achievements. Moreover, neither AspenTech nor anyone else assumes responsibility for the accuracy and completeness of any forward-looking statements. AspenTech undertakes no obligation to update any of the forward-looking statements after the date of this press release.

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AspenTech, aspenONE and the Aspen logo are trademarks of Aspen Technology, Inc., Cambridge, Mass.

Contact:

Joshua Young

Director, Investor Relations & Corp. Communications

617-949-1274

Aspen Technology, Inc.

joshua.young@aspentech.com